Exhibit 99.3  Limited Financial Information




October 20, 1997       For further information contact:
                             David M. Bradley
                             Chairman, President and Chief Executive Officer North Central Bancshares
                             825 Central Avenue  PO Box 1237
                             Fort Dodge, Iowa 50501
                             515-576-7531

               NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Fort Dodge (the "Bank"), announced today that the Company earned $973,000, or $0.31 per share for the third quarter of 1997, compared to $500,000, or $0.13 per share, during the third quarter of 1996. For the nine months ended September 30, 1997, the Company's net earnings were $2.8 million or $0.88 per share, as compared to $2.2 million or $0.56 per share for the corresponding period a year ago.

Total assets at September 30, 1997 were $215.1 million as compared to $203.1 million at December 31, 1996. The increase in total assets resulted primarily from increases in loans, partially offset by decreases in securities held to maturity and securities available for sale. Loans increased $15.3 million, or 9.2% from $165.8 million at December 31, 1996 to $181.1 million at September 30, 1997. Deposits increased $9.5 million, or 7.3% from $129.7 million at December 31, 1996 to $139.3 million at September 30, 1997. Other borrowed funds increased $3.2 million or 14.4% from $22.3 million at December 31, 1996 to $25.6 million at September 30, 1997.

Nonperforming assets were 0.22% of total assets as of September 30, 1997 compared to 0.15% of total assets as of December 31, 1996. The allowance for loan losses was $2.1 million or 1.15% of total loans at September 30, 1997, compared to $2.0 million or 1.14% of total loans at December 31, 1996.

The net interest margin for the quarter ended September 30, 1997 was 4.01% compared to 4.51% for the corresponding quarter in 1996. Net interest income for the quarter ended September 30, 1997 was $2.1 million, a decrease of 3.6% from $2.2 million for the corresponding period last year.

Interest income for the quarter ended September 30, 1997 increased $275,000, or 7.2%, compared with the corresponding period in 1996, due primarily to increased average balances of interest-earning assets, partially offset by a decrease in the average yield on such assets. Interest expense increased $353,000 or 21.1%, when comparing the quarter ended September 30, 1997 with the corresponding period of 1996. The increase in interest expense was due primarily to an increase in the average balance of interest-bearing liabilities and an increase in the average cost of interest-bearing liabilities.

                                   ...MORE...
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The Company's provision for loan losses was $60,000, for the quarter ended
September 30, 1997 and 1996. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Company's portfolio, and other factors related to the collectibility of the Company's loan portfolio.

Noninterest income for the three months ended September 30, 1997 increased $93,000, or 18.6%, compared to the three months ended September 30, 1996, primarily as a result of the increases in abstract fees due to increased sales volume and rental income, partially offset by decreases in annuity and insurance sales. Noninterest expense for the three months ended September 30, 1997 decreased $721,000 or 39.3%, compared to the three months ended September 30, 1996, primarily as a result of the one time SAIF special assessment accrued during the third quarter of 1996, partially offset by increases in salaries and employee benefits and other expenses. Noninterest expense for the three months ended September 30, 1997 increased $96,000 or 9.5%, compared to the three months ended September 30, 1996, excluding the one time SAIF special assessment accrued during the third quarter of 1996.

Stockholders' equity was $49.3 million at September 30, 1997, compared to $49.2 million at December 31, 1996. Book value, or stockholders' equity, per share at September 30, 1997 was $15.13 and was $14.36 at December 31, 1996. The ratio of stockholders' equity to total assets was 22.9% at September 30, 1997, as compared to 24.2% at December 31, 1996.

On September 19, 1997, the Company announced that it had entered into a definitive agreement pursuant to which the Company will acquire Valley Financial Corp. ("Valley"), an Iowa corporation, and its wholly-owned subsidiary, Valley Savings Bank, FSB, a federally chartered savings bank. Valley Savings Bank has two offices in Burlington, Iowa and one office in Mount Pleasant, Iowa. At September 30, 1997, Valley had assets of $111.5 million, loans of $60.0 million and deposits of $101.9 million. The transaction, subject to regulatory approval and approval of Valley's shareholders, is expected to close in the first quarter of 1998.

North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)             September 30, 1997       December 31, 1996
                                                                    ------------------       -----------------
Assets
   Cash and cash equivalents                                        $            4,521       $           3,937
   Securities available for sale                                                22,242                  23,104
   Securities held to maturity (Market value
       $3.5 million)                                                                --                   3,500
   Loans (net of allowance of loan loss of $2.1
       million and $2.0 million, respectively)                                 181,120                 165,831
   Other assets                                                                  7,250                   6,721
                                                                    ------------------       -----------------
    Total Assets                                                    $          215,133       $         203,093
                                                                    ==================       =================
Liabilities
   Deposits                                                         $          139,255                 129,722
   Other borrowed funds                                                         25,550                  22,335
   Other liabilities                                                             1,025                   1,801
                                                                    ------------------       -----------------
    Total Liabilities                                                          165,830                 153,858
Stockholders' Equity                                                            49,303                  49,235
                                                                    ------------------       -----------------
   Total Liabilities and Stockholders' Equity                       $          215,133       $         203,093
                                                                    ==================       =================
Stockholders' equity to total assets                                             22.92%                  24.24%
                                                                    ==================       =================
Book value per share                                                $            15.13       $           14.36
                                                                    ==================       =================
Total shares outstanding                                                     3,257,983               3,429,455
                                                                    ==================       =================


Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)
                                                                       For the Three Months           For the Nine Months
                                                                       Ended September 30,            Ended September 30,
                                                                         1997         1996             1997          1996
                                                                       ------       ------            -------       -----
Interest income                                                        $4,100       $3,825            $11,936       $11,136
Interest expense                                                        2,026        1,673              5,775         5,116
                                                                       ------       ------            -------       -------
   Net interest income                                                  2,074        2,152              6,161         6,020
Provision for loan loss                                                    60           60                180           180
                                                                       ------       ------            -------       -------
   Net interest income after provision for loan loss                    2,014        2,092              5,981         5,840
Noninterest income                                                        593          500              1,677         1,391
Gain on the sale of securities available for sale                          --           --                 --            14
Noninterest expense                                                     1,111        1,832              3,340         3,872
                                                                       ------       ------            -------       -------
   Income before income taxes                                           1,496          760              4,318         3,373
Income taxes                                                              523          260              1,496         1,210
                                                                       ------       ------            -------       -------
   Net income                                                          $  973       $  500            $ 2,822       $ 2,163
                                                                       ======       ======            =======       =======

Earnings per share                                                     $ 0.31       $ 0.13            $  0.88       $  0.56
                                                                       ======       ======            =======       =======


Selected Financial Ratios

                                                                        For the Three Months           For the Nine Months
                                                                        Ended September 30,            Ended September 30,
                                                                         1997          1996             1997         1996
                                                                        ------        ------           ------       ------
Performance ratios:
   Net interest spread                                                   2.85%         3.04%            2.87%        3.02%
   Net interest margin                                                   4.01%         4.51%            4.07%        4.33%
   Return on average assets                                              1.82%         1.02%            1.81%        1.52%
   Return on average equity                                              7.97%         3.57%            7.66%        5.98%
   Efficiency ratio (noninterest expense divided by the
    sum of net interest income before provision for
    loan losses plus noninterest income)                                41.65%        69.06%           42.62%       52.16%


                                                           September 30, 1997       June 30, 1997       December 31, 1996
                                                           ------------------       -------------       -----------------
Asset Quality Ratios:
   Nonaccrual loans to total net loans                           0.13%                 0.08%                 0.11%
   Nonperforming assets to total assets                          0.22%                 0.12%                 0.15%
   Allowance for loan losses as a percent
      of total loans receivable                                  1.15%                 1.18%                 1.14%